

October 30, 2012

Via E-mail
James A. McNulty
Secretary, Treasurer and Chief Financial Officer
BioDelivery Sciences International, Inc.
801 Corporate Center Drive, Suite #210
Raleigh, NC 27607

> **Re:** **BioDelivery Sciences International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 19, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-31361**

Dear Mr. McNulty:

We have reviewed your October 18, 2012 response to our October 11, 2012 verbal comments and have the following comments.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for Quarterly Period Ended June 30, 2012
Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
4. Endo License & Development Agreement, page 10

1. Please provide to us your analysis as to the total arrangement consideration and how it was allocated to the units of accounting.

2. Tell us why you believe it is appropriate to consider the substantive milestones in determining the estimated selling price of a unit of accounting. In robust detail, please tell us how you believe that ASC 605-25-15-2A-c & paragraphs 2 and 4 of ASC 605-28-15 interact with respect to payments relating to the research and development deliverable and determination of the estimated selling price for that deliverable.

3. It appears you are obligated to provide clinical supply for the BDSI Trials, regardless of whether the research and development services are performed by the Company. Provide to us your analysis as to whether the clinical supply is a separate deliverable from the research and development deliverable, and tell us how you intend to account for this obligation.

4. You have characterized the services aimed at obtaining the patent extension as a deliverable, and a separate unit of accounting on pages two and five, respectively. Tell us your accounting treatment of this unit of accounting and how you determined its estimated selling price.

5. With respect to milestone six, please provide to us your analysis as to how you intend to account for this payment, and whether this payment will be included in the arrangement consideration.

6. Tell us whether your reference to $95 million related to the research and development milestone payments on pages seven and eight of your response is appropriate given that it includes:
   - A substantive milestone payment of $15 million attributable to the USPTO granting of one or more patents; and
   - Milestone six which you have concluded is a non-substantive milestone.

7. On page 8 of your response, you appear to indicate the estimated selling price of the research and development unit of accounting would be $70 million if there had been no consideration in the form of the substantive milestones. Please tell us if our understanding is correct. If it is correct, please help us understand how the substantive milestones related to the research and development unit of accounting is economically equivalent to the $70 million estimated selling price. In your response, please tell us how you considered the significant uncertainties that exist related to the payment of the substantive milestones.

8. You state "Our internal work papers during negotiation and at contract inception show budgeted research and development costs at $54 million." Please confirm, if true, that this amount includes $9 million of non-reimbursable overhead costs that are not subject to reimbursement, and that it is the Company's belief that they will not receive reimbursement in excess of the $45 million.

9. To the extent your disclosure needs to be revised to address these comments, please provide proposed revisions addressing these points.

James A. McNulty
BioDelivery Sciences International, Inc.
October 30, 2012
Page 3

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant